SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number: 000-30397

                           NOTIFICATION OF LATE FILING

      (Check One): / / Form 10-K   / / Form 11-K   / / Form 20F   /x/ Form 10-Q

 / / Form N-SAR

          For Period Ended: June 30, 2004

/ / Transition Report on Form 10-K         / / Transition Report on Form 10-Q

/ / Transition Report on Form 20-F         / / Transition Report on Form N-SAR

/ / Transition Report on Form 11-K


          For the Transition Period Ended: _____________________________________

          READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: IVP TECHNOLOGY CORPORATION D/B/A ACTIVECORE TECHNOLOGIES, INC.

Former name if applicable: N/A

Address of principal executive office (Street and number): 156 Front Street West, Suite 210

City, state and zip code: TORONTO, ONTARIO CANADA M5J 2L6


                                     PART II
                             RULE 12B-25 (B) AND (C)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The need to prepare audited opening balance sheet and interim profit and loss statements connected to the acquisition of Twincentric Limited on June 21, 2004 and the switchover of auditing responsibilities for C Comm Network Corporation which was acquired on May 8, 2004 have delayed the preparation of quarterly statements for the period ended June 30, 2004. The Registrant respectfully requests an extension of the filing date of its Quarterly Report on Form 10-QSB for the period ended June 30, 2004.

          As required by the SEC the following preliminary estimated results for the three months ended June 30, 2004, which are subject to review and adjustment by our external accountants and auditors, are included:

               Unaudited for the Three months ended June 30, 2004

     ----------------------------------------------------------------
     Gross Revenue                                         $1,102,000

     ----------------------------------------------------------------
     Cost of Goods Sold                                       $57,000

     ----------------------------------------------------------------

     Net Revenue                                           $1,045,000

     ----------------------------------------------------------------

     Operating Costs including                               $985,000
     depreciation
     ----------------------------------------------------------------

     Net Income before tax and after                          $60,000
     depreciation (no income tax is
     payable)
     ----------------------------------------------------------------

                                     PART IV
                                OTHER INFORMATION

     1. Name and telephone number of person to contact in regard to this notification:
            Brian J. MacDonald (416)         252-6200
            --------------------------------------------------
           (Name)        (Area code)    (Telephone number)

     2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             /X/  Yes  / / No


         3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             /X/  Yes  / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The quarterly statement will reflect the acquisition of Twincentric Limited and C Comm Network Corporation. We have not yet completed finalizing the opening balance sheets and interim financials for these new subsidiaries; however our reasonable estimate of results are included above under the narrative in Part III.

         IVP TECHNOLOGY CORPORATION d.b.a. ActiveCore Technologies, Inc.
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  August 12, 2004                 By:  /s/ Brian J. MacDonald
                                            ------------------------------------
                                            Brian J. MacDonald, Chairman